                           Antra Holdings Group, Inc.
                               1515 Locust Street
                        Philadelphia, Pennsylvania 19102



                                                              November 8, 1999




U.S. Securities and Exchange Commission
Washington, D.C. 20549


                  Re:      Antra Holdings Group, Inc.
                           Registration Statement on Form 10-SB
                           Filed on September 17, 1999
                           File No: 000-27379


Dear Sir/Madam:

         Antra Holdings Group, Inc. ("Antra") hereby requests withdrawal of the above-referenced Registration Statement prior to its effectiveness.

         Antra, which is currently traded on the OTC Electronic Bulletin Board, originally filed such Registration Statement so that it could become subject to the reporting requirements of the Exchange Act. Because Antra now seeks a listing on the American Stock Exchange, Antra intends to file a Form 8-A/12B instead. Accordingly, the Form 10-SB has become unnecessary.

         If you have any questions regarding the foregoing, please do not hesitate to contact our attorneys: Michael D. DiGiovanna at (212) 878-1768 or Steven H. Reing at (212) 878-1724.

                                                 Very truly yours,

                                                 /s/ Joseph M. Marrone

                                                 Joseph M. Marrone
                                                 President